December 16, 2022

VIA EDGAR TRANSMISSION

Peter McPhun

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Emerald Acquisition Corp. Form 10-K for the fiscal year ended December 31, 2021 Filed March 22, 2022 File No. 001-41168

Dear Mr. McPhun:

On behalf of FTAC Emerald Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated December 16, 2022 relating to the Form 10-K for the fiscal year ended December 31, 2021 filed with the Commission by the Company on March 22, 2022.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Form 10-K filed March 22, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

The Company confirms that neither of its sponsors, Emerald ESG Sponsor, LLC, and Emerald ESG Advisors, LLC, is, is controlled by, or has substantial ties with, a non-U.S. person. As a result, the Company is not including any sample disclosure in its response.

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If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ Douglas Listman
Douglas Listman Chief Financial Officer FTAC Emerald Acquisition Corp.

cc:	Derick Kauffman, Esquire Ledgewood, PC